4


Amendment # 3 to SCHEDULE 13D filed on November 17, 2003

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Opportunity Partners L.P.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

NA (Less than 5%)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

NA

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________




ITEM 4. PURPOSE OF TRANSACTION
Item 4 is amended as follows:
As previously reported, management employed the law firm of Wachtell, Lipton, Rosen & Katz to help it to prevent shareholders from voting on our proposal to engage an investment banking firm to evaluate alternatives to maximize stockholder value including a sale of the company (Exhibit 1). Wachtell, Lipton, Rosen & Katz is known for popularizing the infamous "poison pill," a mechanism used by boards of directors of many corporations to prevent shareholders from selling their shares at a premium to the market price.
As previously reported, payments to Wachtell, Lipton, Rosen & Katz for the purpose of preventing shareholders from voting on our proposal constitute a waste of corporate assets and demonstrate that management is not acting in the shareholders' best interest.
Andrew R. Brownstein, a lawyer at Wachtell, Lipton, Rosen & Katz, wrote a letter dated February 25, 2004 to the SEC in which he complained that we publicly exposed his firm's lack of ethics because, among other things, it is aiding management in trying to prevent a shareholder vote on a perfectly proper proposal simply because management is opposed to it. In exposing the dirty little secret of the corporate bar, we stated: "The fact that this is a common practice for corporate lawyers does not make it ethical." Notably, Mr. Brownstein did not actually dispute any of our allegations of unethical conduct.
In a famous case, Blasius Industries, Inc. v. Atlas Corp., former Delaware Chancellor William T. Allen, who is now "of counsel" to Wachtell, Lipton, Rosen & Katz, held that a board's action designed principally to interfere with or frustrate a shareholder vote is a breach of its fiduciary duty unless it has a "compelling justification." Mr. Brownstein should try to convince Mr. Allen that the primary purpose of Wachtell, Lipton, Rosen & Katz's letters to the SEC is not to prevent a shareholder vote on our proposal. If he cannot, Wachtell, Lipton, Rosen & Katz should give back the money it has received from shareholders for aiding management in breaching its fiduciary duty to them.




ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is amended as follows:

Exhibit 1: Shareholder Proposal

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/1/2004

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein




Exhibit 1.


Opportunity Partners L.P.
60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258
oplp@optonline.net


Norris Nissim
Secretary
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020

Dear Mr. Nissim:

We have beneficially owned shares of BKF Capital Group, Inc. valued at more than $2,000 for more than one year and we intend to continue our ownership through the date of the next annual meeting. We are hereby submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting. Please contact us if you would like to discuss this proposal.

RESOLVED: The stockholders request that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company.


Supporting Statement

BKF's ratio of market capitalization (market price of equity plus debt) to assets under management is just 1.3%. That is significantly lower than the ratio for other investment management companies. For example, Franklin Resources ("BEN") shares trade at a ratio of 4.4%, Janus Capital ("JNS") at 2.9% and Waddell and Reed ("WDR") at 7%.

We think the primary reason for BKF's low multiple is its excessive expenses. In 2002, compensation expenses consumed approximately 69% of BKF's revenues vs. 25% for BEN, 30% for JNS and 13% for WDR. BKF's total operating expenses for 2002 consumed approximately 92% of revenues, leaving very little for stockholders.

On the other hand, BKF could be an attractive acquisition candidate for a larger financial management company that could cut expenses. In short, we think the surest way to enhance stockholder value is to immediately engage an investment banking firm to evaluate alternatives to maximize shareholder value including a sale of the Company.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                                   Kimball & Winthrop, Inc.
                                   General Partner